UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Under the Securities Exchange Act of 1934

Benitec Biopharma Limited (Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

082053307

(CUSIP Number)

California Capital Equity, LLC

Attn: Patrick Soon-Shiong

9922 Jefferson Boulevard

Culver City, California 90232

(310) 836-6400

With a Copy to:

Martin J. Waters

Daniel L. Horwood

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130

(858) 350-2300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 082053307	13D

(1)	NAMES OF REPORTING PERSONS California Capital Equity, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 29,305,819 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 29,305,819 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,305,819 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (See Item 5)
(14)	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 082053307	13D

(1)	NAMES OF REPORTING PERSONS Nant Capital, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 29,305,819 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 29,305,819 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,305,819 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (See Item 5)
(14)	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 082053307	13D

(1)	NAMES OF REPORTING PERSONS Patrick Soon-Shiong
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 29,305,819 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 29,305,819 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,305,819 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (See Item 5)
(14)	TYPE OF REPORTING PERSON (see instructions) PN

Item 1. Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the ordinary shares (the “Ordinary Shares”), of Benitec Biopharma Limited, a listed public company limited by shares, incorporated and domiciled in Australia (the “Issuer”). The address of the principal executive offices of the Issuer is F6 /1-15 Barr Street, Balmain, NSW 2041.

Item 2. Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by (i) California Capital Equity, LLC, a limited liability company organized under the laws of the State of Delaware (“CalCap”), (ii) Nant Capital, LLC, a limited liability company organized under the laws of the State of Delaware, and (iii) Dr. Patrick Soon-Shiong, a natural person and citizen of the United States. CalCap, Nant Capital and Dr. Soon-Shiong are collectively referred to herein as the “Reporting Persons.” The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 1.

(b)	The address of the principal business and principal office of each of the Reporting Persons is 9922 Jefferson Boulevard, Culver City, California 90232.

(c)	The principal business of Nant Capital is investment. CalCap is the parent company of Nant Capital and thus may be deemed to control Nant Capital. The principal business of CalCap is investment. Dr. Soon-Shiong is the sole member of CalCap and thus may be deemed to control Cal Cap and each entity directly or indirectly controlled by CalCap (including Nant Capital).

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons are filing this Schedule 13D as a result of the purchase of 29,305,819 Ordinary Shares on October 24, 2016. All of the Ordinary Shares to which this Statement relates were purchased on behalf of the Reporting Persons using their investment capital or funds under management. The aggregate purchase price of the 29,305,819 Ordinary Shares acquired was approximately $20 million (including brokerage commissions and transaction costs).

Item 4. Purpose of Transaction.

As noted in Item 3, the Reporting Persons are filing this Schedule 13D as a result of the purchase of 29,305,819 on October 24, 2016. Although the Reporting Persons do not have any specific plan or proposal to acquire additional Ordinary Shares or dispose of its Ordinary Shares (other than as described in the paragraph below), each Reporting Person at any time and from time to time may acquire additional Ordinary Shares or dispose of any or all of its Ordinary Shares depending upon a variety of factors, including their ongoing evaluation of the investment in the Ordinary Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The purpose of the acquisitions of the Ordinary Shares was for investment, and the acquisitions of the Ordinary Shares were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

The Issuer plans to seek shareholder approval for the issuance of an additional 29,305,819 Ordinary Shares to NantCapital, LLC, which will be beneficially owned by the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Nant Capital beneficially owns, in the aggregate, 29,305,819 Ordinary Shares, representing approximately 16.7% of the outstanding Ordinary Shares of the Issuer. CalCap and Dr. Soon-Shiong may be deemed to beneficially own, and share voting power and investment power with Nant Capital over all Ordinary Shares beneficially owned by Nant Capital.

(c) The information set forth in Item 3 above is hereby incorporated by reference in response to this Item 5(c).

(d) To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 above is hereby incorporated by reference in response to Item 6.

Securities Purchase Agreement

On October 24, 2016, the Issuer agreed to sell to Nant Capital in a private placement 29,305,819 unregistered Ordinary Shares of the Issuer (the “Purchased Ordinary Shares”) at a purchase price of $0.68 per share, for a total of $20 million in cash consideration. The Purchased Ordinary Shares are not registered and are subject to restrictions on resale under Regulation S of the Securities Act or 1933, as amended, as well as restrictions under Australian Law. In connection with the purchase of the Purchased Ordinary Shares, the Board of Directors of the Issuer (the “Board”) agreed to appoint Dr. Jerel Banks, a representative of Nant Capital to the Board and to then seek his election at the next annual meeting of shareholders. In addition, as long as Nant Capital holds at least 10% of the Ordinary Shares of the Issuer if Dr. Jerel Banks (or such other nominee of Nant Capital as is appointed to the board of directors of the Issuer) is removed, retires or ceases to hold office as a director for any reason (including as a result of that person ceasing to be a director due to a failure to be elected or re-elected at an annual general meeting of the Issuer), Nant Capital may nominate another nominee in that person’s place and the Issuer will procure that neither the board of directors of the Issuer nor the Issuer appoints a successor who is not a nominee of Nant Capital. For so long as Nant Capital holds at least a 10% shareholding in the Issuer, the Issuer will, and will use its reasonable endeavors to procure that the Board will, support the re-election of the then current or proposed nominee of Nant Capital on the board of directors at the next annual general meeting following his or her appointment.

Each of Nant Capital and the Issuer agree that it will use its best efforts to agree, execute and deliver an oncology-focused research and development collaboration agreement between NantVentures, an affiliate of the Reporting Persons, and the Issuer, in which the Issuer would lead clinical development of a Phase II gene-silencing asset in an indication for which the asset has already demonstrated clinical proof of concept. If it proceeds, it is intended that the collaboration would involve continued clinical development of a gene silencing asset for the treatment of a solid tumour-based indication and the initiation of a ddRNAi program that represents a second generation therapeutic for the treatment of this lead clinical indication.

The foregoing summary of the Share Subscription Agreement is qualified in its entirety by reference to the text of the Share Subscription Agreement (and exhibits, as applicable), which is attached as Exhibit 2 hereto and incorporated herein by reference.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement.

2	Share Subscription Agreement, by and among Benitec Pharma Limited and Nant Capital, LLC, dated as of October 24, 2016.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: November 1, 2016

NANT CAPITAL, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

CALIFORNIA CAPITAL EQUITY, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

PATRICK SOON-SHIONG
/s/ Patrick Soon-Shiong

Exhibit Index

Exhibit Number	Description

1	Joint Filing Agreement.

2	Share Subscription Agreement, by and among Benitec Pharma Limited and Nant Capital, LLC, dated as of October 24, 2016.